SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 20)*

CONE MILLS CORPORATION

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

206814 10 5

(CUSIP Number)

Albert A. Woodward, Esq.
Leonard, Street And Deinard, P.A.
150 South Fifth Street
Suite 2300
Minneapolis, Minnesota  55402
(612) 335-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 24, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 206814 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jess M. Ravich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 64,400

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 64,400

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 206814 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert C. Klas, Sr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 530,100

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 530,100

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 530,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 2.1%

14.	Type of Reporting Person (See Instructions) IN

INTRODUCTION

The Holders originally filed a Schedule 13D relating to Cone Mills Corporation (the “Issuer”) on December 28, 1998.  The original filing was amended on January 19, 1999, February 16, 1999, March 9, 1999, June 15, 1999, September 30, 1999, November 4, 1999, March 9, 2000, July 14, 2000, December 22, 2000, March 28, 2001, April 26, 2001, June 6, 2001, November 13, 2001, February 7, 2002, June 7, 2002, November 26, 2002, February 5, 2003, March 3, 2003 and March 5, 2003.  This filing is the twentieth amendment to the original Schedule 13D filing.

The Holders’ responses to Items 1 and 3 remain unchanged, and the Holders hereby restate the information contained in the original filing and subsequent amendments thereto for those items.

Item 2.	Identity and Background

This statement is filed jointly by the individuals and entities identified below (collectively the “Holders”).  There have been no changes in the background, occupations, or addresses of the Holders since the filing of the last Schedule 13D Amendment to which this filing is an amendment.

1.                      Marc H. Kozberg
2.                      The Temple Company, L.L.P.
3.                      Charmel Limited Partnership
4.                      Charmel Enterprises, Inc.
5.                      Richard Fitzgerald
6.                      Charles Barry
7.                      Melanie Barry
8.                      Robert C. Klas, Sr.
9.                      Edward S. Adams
10.                Oak Ridge Capital Group, Inc.
11.                Jess M. Ravich

During the last five years, none of the Holders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Holder been a party to a civil proceeding where, as a result of such proceeding, a Holder became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction
The Holders’ prior disclosures under Item 4 are replaced in their entirety by this disclosure.

The Holders intend to solicit proxies to vote for the Holders’ slate of directors at the Issuer’s next annual meeting.  The Holders filed with the Securities and Exchange Commission, on March 3, 2003 and under the name “Cone Mills Shareholders’ Committee,” preliminary proxy solicitation materials on Schedule 14A pursuant to which they intend to nominate Charles Barry, Randall Kominsky and Edward S. Adams to stand for election as directors at the next annual meeting of the Issuer’s shareholders.  Mr. Barry is a Minneapolis businessman.  Mr. Kominsky is President of Alliance for Financial Growth, Inc.  Prof. Adams is the Howard E. Buhse Professor of Law and Finance and Co-Director of the Kommerstand Center for Business Law and Entrepreneurship at the University of Minnesota Law School.

Marc H. Kozberg, one of the Holders, is a member of the Board of Directors of the Issuer and the Executive Committee of the Board of Directors of the Issuer.  In addition to the Holders’ nominating a slate of directors for election at the Issuer’s next annual meeting of shareholders, the Holders may seek other ways to obtain additional representation on the Issuer’s Board of Directors, including nominating persons to fill vacancies created by resignation or removal of directors or nominating, and seeking proxies for the election of, persons to serve as directors at subsequent meetings of the Issuer’s shareholders.

The Holders have publicly stated their opposition to a recapitalization plan approved by the Board of Directors of the Issuer, which was publicly announced by the Issuer on January 17, 2003.  The Holders intend to continue to communicate with the management, Board of Directors and other shareholders of the Issuer concerning the Holders’ opposition to the recapitalization plan and otherwise oppose the plan.  The Issuer has announced its intention to present such recapitalization plan for a vote of the Issuer’s shareholders at a special meeting called for that purpose.  The Holders intend to vote against any such proposal and may solicit proxies from other shareholders to vote against such proposal if presented by the Issuer.

The Holders intend to monitor the activities of the Board of Directors and management of the Issuer and will actively seek to promote policies that they believe to be in the best interest of the Issuer’s shareholders.  To that end, the Holders may communicate with other shareholders of the Issuer on matters of common interest.  The Holders intend to explore opportunities, and have engaged an investment banking firm to assist them in evaluating alternatives, to create shareholder value.

Certain of the Holders have, from time to time, had discussion with management of the Issuer and members of the Board of Directors of the Issuer regarding the possibility of the Holders purchasing the Issuer or certain operations of the Issuer, sale of the Issuer to third parties or other opportunities for extraordinary transactions involving the Issuer.  As and if similar opportunities present themselves, the Holders intend to have further discussions with the Issuer regarding such matters.

The Holders reserve the right to purchase additional shares of Issuer common stock and may sell Issuer securities should they deem it to be in their best interests.
Except as described above, the Holders have no plans or proposals of the type enumerated in Item 4 of Regulation Section 240.13d-101.

Item 5.	Interest in Securities of the Issuer
Information with respect to the aggregate number, and percentage, of all outstanding Common Stock beneficially owned as of March 24, 2003 by each of the Holders is set forth below:

Name	Number of Shares of Common Stock	Percentage of Outstanding Shares
Marc H. Kozberg(4)	252,500	1.0%
The Temple Company, L.L.P.	242,160	1.0%
Charmel Limited Partnership	793,200	3.1%
Charmel Enterprises, Inc.(2)	793,200	3.1%
Richard Fitzgerald(1)	242,160	1.0%
Charles Barry(1)(2)(3)	1,335,360	5.2%
Melanie Barry(2)	793,200	3.1%
Robert C. Klas, Sr.	530,100	2.1%
Edward S. Adams(5)	63,489	0.2%
Oak Ridge Capital Group, Inc.	50,500	0.2%
Jess M. Ravich(6)	64,400	0.3%

(1)                                  Includes 242,160 shares of Common Stock owned by The Temple Company, L.L.P.

(2)                                  Includes 793,200 shares of Common Stock owned by Charmel Limited Partnership.

(3)                                  Includes 300,000 shares of Common Stock held by Wells Fargo Bank, as Trustee of the Twin Cities Fan & Blower Co. Profit Sharing Plan FBO Charles Barry.

(4)                                  Includes 2,000 shares of Common Stock purchasable under currently exercisable options and 50,500 shares owned directly by Oak Ridge Capital Group, Inc., of which Mr. Kozberg is Chief Executive Officer.  The terms of the options are described in Item 6 hereto.

(5)                                  Includes 20,000 shares of Common Stock owned directly by Mr. Adams’ spouse.

(6)                                  Includes 64,400 shares held by Ravich Revocable Trust of 1989, a revocable trust of which Mr. Ravich is a trustee.

The Holders’ responses to Items 7 through 13 of the cover pages of the statement are incorporated herein by reference.  Cover pages have been included in this filing only to the extent a Holder’s beneficial ownership in the securities of the Issuer has changed since the most recent filing of a Schedule 13D amendment to which this statement is an amendment.

According to the Issuer’s most recent Form 10-Q filing with the SEC, the Issuer had 25,757,344 shares of Common Stock outstanding as of October 28, 2002.  The Holders, as of March 24, 2003, collectively beneficially own 2,243,849 shares of the Issuer’s Common Stock and options to purchase 2,000 shares of the Issuer’s Common Stock, constituting, in the aggregate, approximately 8.7% of the Issuer’s outstanding voting Common Stock.

The following transactions by the Holders in Common Stock of the Issuer have not been previously reported by the Holders in a Schedule 13D amendment:

Name	Date	Type of Transaction	Number of Shares	Price/ Share
Robert C. Klas, Sr.	03/06/2003	Buy	300	1.85
Jess M. Ravich(1)	03/07/2003	Buy	35,000	1.9228

(1) By Ravich Revocable Trust of 1989, a revocable trust of which Mr. Ravich is a trustee.

The following information is provided with regard to transactions reported in previous amendments to this Schedule 13D and the above transactions: (i) Mr. Kozberg’s acquisition pursuant to the exercise of a stock option was effected directly with the Issuer, (ii)  Messrs. Hendry, Kozberg and Goldstein received stock grants directly from the Issuer as compensation for their serving on the board of directors of the Issuer (Messrs. Hendry and Goldstein are no longer members of this filing group), and (iii) that the acquisitions by certain Holders in connection with the dissolution of Summit Capital Appreciation Fund, LP (which were disclosed in prior Schedule 13D amendments) were effected by clearing agent account transfers.  All other transactions in Issuer common stock by the Holders, including those set forth above, have been effected in brokerage transactions on the New York Stock Exchange.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Agreement as to joint filing
The Holders have entered into an agreement relating to the joint filing of Schedule 13D and related amendments, which is attached as Exhibit A hereto.
Sharing and Consent Agreement
The Holders are party to a Sharing and Consent Agreement, which was described in, and was attached as Exhibit A to, Amendment No. 17 to Schedule 13D, filed February 5, 2003.
Option Agreements

The Company has issued two Nonqualified Stock Option Agreements in favor of Marc Kozberg.  The agreements (i) are dated May 16, 2000 and May 14, 2002, respectively, (ii) each grant Mr. Kozberg the right to purchase 1,000 shares of Issuer common stock (2,000 shares aggregate), (iii) expire on May 15, 2007 and May 13, 2009, respectively, (iv) have exercise prices of $5.75 and $3.77, respectively, and (v) were fully vested upon issuance.  Forms of such agreements were filed as Exhibit 10.10 to the Issuer’s annual report on Form 10-K for the year ended January 2, 1994.

Item 7.	Material to Be Filed as Exhibits
Exhibit A — Agreement as to joint filing pursuant to Regulation Section 240.13d-1(k)(1)(iii).
Exhibit B — Sharing and Consent Agreement *
Exhibit C — Power of Attorney (Richard Fitzgerald) *
Exhibit D — Power of Attorney (Melanie Barry) *
Exhibit E — Form of Option Agreement **

*	Attached as exhibits to Amendment No. 17 to this Schedule 13D, filed February 5, 2003.
**	Filed as Exhibit 10.10 to the Issuer’s annual report on Form 10-K for the year ended

Signature

After reasonable inquiry, and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2003

/s/ Marc H. Kozberg
Marc H. Kozberg

THE TEMPLE COMPANY, L.L.P.

By:	/s/*
Charles Barry, a partner

CHARMEL LIMITED PARTNERSHIP

By:	Charmel Enterprises, Inc.

By:	/s/*
Charles Barry, President

CHARMEL ENTERPRISES, INC.

By:	/s/*
Charles Barry, President

s/s*
Richard Fitzgerald

/s/*
Charles Barry

/s/*
Melanie Barry

/s/*
Robert C. Klas, Sr.

Oak Ridge Capital Group, Inc.

By:	/s/ Marc H. Kozberg
Marc H. Kozberg, Chief Executive
Officer

/s/*
Jess M. Ravich

* By Marc H. Kozberg, Attorney-in-Fact

EXHIBIT A

AGREEMENT AS TO JOINT FILING

Pursuant to Regulation Section 240.13d-1(k)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D Amendment relating to Cone Mills Corporation is being filed on behalf of each of the undersigned.

/s/ Marc H. Kozberg
Marc H. Kozberg

THE TEMPLE COMPANY, L.L.P.

By:	/s/*
Charles Barry, a partner

CHARMEL LIMITED PARTNERSHIP

By:	Charmel Enterprises, Inc.

By:	/s/*
Charles Barry, President

CHARMEL ENTERPRISES, INC.

By:	/s/*
Charles Barry, President

/s/*
Richard Fitzgerald

/s/*
Charles Barry

/s/*
Melanie Barry

/s/*
Robert C. Klas, Sr.

Oak Ridge Capital Group, Inc.

By:	/s/ Marc H. Kozberg
Marc H. Kozberg, Chief Executive
Officer

/s/*
Jess M. Ravich

* By Marc H. Kozberg, Attorney-in-Fact